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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated:  September 22, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   September 22, 2006                 By: /s/ Karen L. Dunfee
                                               ------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                         EXTERNAL NEWS RELEASE
                                                                      06-43-TC

FOR IMMEDIATE RELEASE:     September 21, 2006

            TECK COMINCO AND THE LAND CONSERVANCY PARTNERSHIP WILL CREATE AND PROTECT UNIQUE 2,200 ACRE CONSERVANCY AREA NEAR TRAIL

TRAIL, BC -- In a move to protect a valuable ecosystem and wildlife area, Teck Cominco Metals Ltd. announced plans to transfer more than 2,200 acres of land in British Columbia along the Columbia River to The Land Conservancy (TLC).

"We're very pleased to make this substantial contribution to The Land Conservancy to protect one of the Trail region's most unique wildlife and ecological areas," says Mike Martin, General Manager of Trail Operations. "Our goal was to see the Fort Shepherd lands protected forever through a partnership with The Land Conservancy and with the support of the Trail Wildlife Association."

Owned by Teck Cominco Metals, the Fort Shepherd lands are located along the west bank of the Columbia River, south of the City of Trail. Teck Cominco will be transferring the land to the TLC at a substantial $1 million discount below fair market value.

"Teck Cominco has made an exceptional effort to preserve a very special ecological area and wildlife habitat for future generations," says The Land Conservancy Executive Director Bill Turner. TLC and Teck Cominco have worked closely for more than two years to create what will be called the Fort Shepherd Land Conservancy. TLC has also begun working with the Trail Wildlife Association to provide for its role in future management and protection of the lands.

Known as the Fort Shepherd Flats, the lands contain a rare biogeoclimatic area unique in BC. It also contains a number of species-at-risk including Great Blue Herons, Canyon Wrens, Townsend's Big-Eared Bats, Racers and is valuable winter range for Mule Deer. The land also has historical value as it was once the site of the Hudson Bay Company's Fort Shepherd trading post from 1857-1870.

Martin says the Fort Shepherd lands initiative is a direct result of several decades of environmental improvements undertaken by the Teck Cominco smelter. "We've made great strides in reducing emissions and raising environmental quality, and the company and its employees are very proud to be part of this conservation legacy."

Teck Cominco Metals Ltd. recently celebrated its 100th year anniversary of operations in the Trail region. It operates one of the world's largest, fully-integrated, zinc and lead smelting and refining complexes and has invested more than $1 billion on environmental performance upgrades since 1977.

Formed in 1997, The Land Conservancy is a non-profit, charitable Land Trust working throughout British Columbia. TLC protects important habitat for plants, animals and natural communities as well as properties with historical, cultural, scientific, scenic or compatible recreational value.

                                     - 30 -

NOTE TO EDITORS:
Historical photos of Fort Shepherd are available on the Trail Historical Society website at:
http://www.trailhistory.com/gallery/index.php?image=/gallery/4201.jpg
http://www.trailhistory.com/gallery/index.php?image=/gallery/4200.jpg

FOR MORE INFORMATION CONTACT:

Dr. Mark Edwards, Manager - Environment, Health & Safety, Teck Cominco Metals Ltd., Trail Operations Tel: (250) 364-4308

Ian Fawcett, Deputy Executive Director, The Land Conservancy
Tel: (250) 479-8053   Cell: (250) 888-1608